UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Comstock Resources, Inc.

(Name of Issuer)

Common stock, par value $0.50 per share

(Title of Class of Securities)

205768302

(CUSIP Number)

Thomas L. Walker

Arkoma Drilling, L.P.

Williston Drilling, L.P.

One Cowboys Way
Frisco Texas 75034

972-497-4394

with a copy to:

Doug Rayburn

Gibson, Dunn & Crutcher LLP

2100 McKinney Ave., Suite 1100
Dallas, Texas 75201

214-698-3442

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 14, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 205768302	SCHEDULE 13D	Page 2 of 12

1	Names of reporting persons Arkoma Drilling, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization TX
Number of shares beneficially owned by each reporting person with:	7	Sole voting power 0
	8	Shared voting power 66,806,077**
	9	Sole dispositive power 0
	10	Shared dispositive power 66,806,077**
11	Aggregate amount beneficially owned by each reporting person 66,806,077**
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 63.1%***
14	Type of reporting person (see instructions) PN
*

This Schedule 13D is filed by Arkoma Drilling, L.P. (“Arkoma”), Williston Drilling, L.P. (“Williston”), Blue Star Exploration Company (the “General Partner”) and Jerral W. Jones (collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a group for purposes of this Schedule 13D.

**

Consists of 66,806,077 shares of common stock, par value $0.50 per share (“Common Stock”), of Comstock Resources, Inc. (the “Issuer”) held by Arkoma. The General Partner is the general partner of Arkoma and Mr. Jones is a director and the sole shareholder of the General Partner. By virtue of these relationships, the General Partner and Mr. Jones may be deemed to share voting and dispositive control over the shares of Common Stock held by Arkoma. Mr. Jones disclaims beneficial ownership of any shares of Common Stock held or beneficially owned by Arkoma or the General Partner.

***

The percentage is calculated based upon 105,930,239 outstanding shares of Common Stock, which was derived from the sum of (i) 16,278,689 outstanding shares of Common Stock as reported on the Issuer’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on August 9, 2018 (the “Quarterly Report”), (ii) 66,806,077 shares of Common Stock issued to Arkoma pursuant to the Contribution Agreement, dated May 9, 2018, by and among Arkoma, Williston and the Issuer (the “Contribution Agreement”), (iii) 21,765,352 shares of Common Stock issued to Williston pursuant to the Contribution Agreement, (iv) 51,449 shares of Common Stock issuable upon exercise of stock purchase warrants, which are immediately exercisable, and (v) 1,028,672 shares of Common Stock issuable for performance share units expected to be earned and vested in connection with the closing of the transactions contemplated by the Contribution Agreement.

CUSIP No. 205768203	SCHEDULE 13D	Page 3 of 12

1	Names of reporting persons Williston Drilling, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization TX
Number of shares beneficially owned by each reporting person with:	7	Sole voting power 0
	8	Shared voting power 21,765,352*
	9	Sole dispositive power 0
	10	Shared dispositive power 21,765,352*
11	Aggregate amount beneficially owned by each reporting person 21,765,352*
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 20.5%**
14	Type of reporting person (see instructions) PN
*

Consists of 21,765,352 shares of Common Stock held by Williston. The General Partner is the general partner of Williston and Mr. Jones is a director and the sole shareholder of the General Partner. By virtue of these relationships, the General Partner and Mr. Jones may be deemed to share voting and dispositive control over the shares of Common Stock held by Williston. Mr. Jones disclaims beneficial ownership of any shares of Common Stock held or beneficially owned by Williston or the General Partner.

**

The percentage is calculated based upon 105,930,239 outstanding shares of Common Stock, which was derived from the sum of (i) 16,278,689 outstanding shares of Common Stock as reported on the Quarterly Report, (ii) 66,806,077 shares of Common Stock issued to Arkoma pursuant to the Contribution Agreement, (iii) 21,765,352 shares of Common Stock issued to Williston pursuant to the Contribution Agreement, (iv) 51,449 shares of Common Stock issuable upon exercise of stock purchase warrants, which are immediately exercisable, and (v) 1,028,672 shares of Common Stock issuable for performance share units expected to be earned and vested in connection with the closing of the transactions contemplated by the Contribution Agreement.

CUSIP No. 205768203	SCHEDULE 13D	Page 4 of 12

1	Names of reporting persons Blue Star Exploration Company
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization TX
Number of shares beneficially owned by each reporting person with:	7	Sole voting power 0
	8	Shared voting power 88,571,429*
	9	Sole dispositive power 0
	10	Shared dispositive power 88,571,429*
11	Aggregate amount beneficially owned by each reporting person 88,571,429*
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 83.6%**
14	Type of reporting person (see instructions) CO
*

Consists of (i) 66,806,077 shares of Common Stock held by Arkoma and (ii) 21,765,352 shares of Common Stock held by Williston. The General Partner is the general partner of Arkoma and Williston and Mr. Jones is a director and the sole shareholder of the General Partner. By virtue of these relationships, the General Partner and Mr. Jones may be deemed to share voting and dispositive control over the shares of Common Stock held by Arkoma and Williston. Mr. Jones disclaims beneficial ownership of any shares of Common Stock held or beneficially owned by Arkoma, Williston or the General Partner.

**

The percentage is calculated based upon 105,930,239 outstanding shares of Common Stock, which was derived from the sum of (i) 16,278,689 outstanding shares of Common Stock as reported on the Quarterly Report, (ii) 66,806,077 shares of Common Stock issued to Arkoma pursuant to the Contribution Agreement, (iii) 21,765,352 shares of Common Stock issued to Williston pursuant to the Contribution Agreement, (iv) 51,449 shares of Common Stock issuable upon exercise of stock purchase warrants, which are immediately exercisable, and (v) 1,028,672 shares of Common Stock issuable for performance share units expected to be earned and vested in connection with the closing of the transactions contemplated by the Contribution Agreement.

CUSIP No. 205768203	SCHEDULE 13D	Page 5 of 12

1	Names of reporting persons Jerral W. Jones
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with:	7	Sole voting power 0
	8	Shared voting power 88,571,429*
	9	Sole dispositive power 0
	10	Shared dispositive power 88,571,429*
11	Aggregate amount beneficially owned by each reporting person 88,571,429*
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 83.6%**
14	Type of reporting person (see instructions) IN
*

Consists of (i) 66,806,077 shares of Common Stock held by Arkoma and (ii) 21,765,352 shares of Common Stock held by Williston. The General Partner is the general partner of Arkoma and Williston and Mr. Jones is a director and the sole shareholder of the General Partner. By virtue of these relationships, the General Partner and Mr. Jones may be deemed to share voting and dispositive control over the shares of Common Stock held by Arkoma and Williston. Mr. Jones disclaims beneficial ownership of any shares of Common Stock held or beneficially owned by Arkoma, Williston or the General Partner.

**

The percentage is calculated based upon 105,930,239 outstanding shares of Common Stock, which was derived from the sum of (i) 16,278,689 outstanding shares of Common Stock as reported on the Quarterly Report, (ii) 66,806,077 shares of Common Stock issued to Arkoma pursuant to the Contribution Agreement, (iii) 21,765,352 shares of Common Stock issued to Williston pursuant to the Contribution Agreement, (iv) 51,449 shares of Common Stock issuable upon exercise of stock purchase warrants, which are immediately exercisable, and (v) 1,028,672 shares of Common Stock issuable for performance share units expected to be earned and vested in connection with the closing of the transactions contemplated by the Contribution Agreement.

CUSIP No. 205768203	SCHEDULE 13D	Page 6 of 12

Item 1. Security and Issuer

This Schedule 13D relates to the common stock, par value $0.50 per share (“Common Stock”), of Comstock Resources, Inc., a Nevada corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 5300 Town and Country Boulevard, Suite 500, Frisco, TX 75034.

Item 2. Identity and Background

This Schedule 13D is being filed by Arkoma Drilling, L.P., a Texas limited partnership (“Arkoma”), Williston Drilling, L.P., a Texas limited partnership (“Williston”), Blue Star Exploration Company, a Texas corporation (the “General Partner”), and Jerral W. Jones (“Mr. Jones” and, together with Arkoma, Williston and the General Partner, the “Reporting Persons”).

The principal business of Arkoma and Williston is to engage in oil and gas exploration. The principal business of the General Partner is serving as the general partner of Arkoma and Williston. The address of the principal office of Arkoma, Williston and the General Partner is One Cowboys Way, Frisco, Texas 75034.

The business address of Mr. Jones is One Cowboys Way, Frisco, Texas 75034. Mr. Jones’ present principal occupation is Owner, President and General Manager of the Dallas Cowboys Football Club Ltd. Mr. Jones is a citizen of the United States of America.

During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers, board of directors and each person controlling the General Partner (collectively, the “Covered Persons”), required by Item 2 of Schedule 13D is provided on Schedule I and is incorporated by reference herein.  During the last five years, to the Reporting Persons’ knowledge, none of the Covered Persons listed on Schedule I (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

In connection with the closing of the transactions contemplated by the Contribution Agreement, dated May 9, 2018, by and among Arkoma, Williston and the Issuer (as amended on August 13, 2018, the “Contribution Agreement”), Arkoma and Williston contributed certain oil and gas assets located in North Dakota and Montana producing from the Bakken shale in the Williston Basin in exchange for 66,806,077 and 21,765,352 shares of Common Stock, respectively.

Item 4. Purpose of Transaction

The purpose of the Contribution Agreement was for Arkoma and Williston to obtain a controlling interest in the Issuer. Pursuant to the Contribution Agreement, Arkoma and Williston received the right to designate a certain number of nominees to the Issuer’s Board of Directors (the “Board”), subject to the limitations and conditions set forth therein, including the ownership of a specified percentage of the outstanding shares of Common Stock. Upon closing of the transactions contemplated by the Contribution Agreement, Arkoma and Williston elected to retain five existing members of the Issuer’s board of directors as their initial designees.  Pursuant to an amendment to the Amended and Restated Bylaws of the Issuer (as amended, the “Bylaws”) required by the terms of the Contribution Agreement, Arkoma and Williston have the right to remove any of their designated directors at any time, with or without cause. Arkoma and Williston also intend to participate in and influence the affairs of the Issuer through the voting rights associated with the shares of Common Stock they hold.

Arkoma and Williston intend to review the investment in the Issuer and have discussions with representatives of the Issuer and/or other stockholders of the Issuer from time to time and, as a result thereof, may at any time and from time to time determine to take any available course of action and may take any steps to implement any such course of action. Such review, discussions, actions or steps may involve one or more of the types of transactions specified in clauses (a) through (j) of Item 4 of this Schedule 13D, including the purchase or sale of Common Stock, business combinations or other extraordinary corporate transactions, sales or purchases of material assets, changes in the board of directors or management of the Issuer, changes in the present capitalization or dividend policy of the Issuer, changes to the Issuer’s business or corporate structure, changes in the Issuer’s articles of incorporation

CUSIP No. 205768203	SCHEDULE 13D	Page 7 of 12

or the Bylaws, shared service agreements, collaborations, joint ventures and other business arrangements between or involving the Reporting Persons and the Issuer. Any action or actions Arkoma and Williston might undertake with respect of the Common Stock will be dependent upon their review of numerous factors, including, among other things, the price level and liquidity of the Common Stock; general market and economic conditions; ongoing evaluation of the Issuer’s business, financial condition, operations, prospects and strategic alternatives; the relative attractiveness of alternative business and investment opportunities; tax considerations; and other factors and future developments. Notwithstanding anything to the contrary herein, Arkoma and Williston specifically reserve the right to change their intentions with respect to any or all of such matters.

Item 5. Interest in Securities of the Issuer

(a)

The information set forth on rows 11 and 13 of the cover pages of this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based upon 105,930,239 outstanding shares of Common Stock, which was derived from the sum of (i) 16,278,689 outstanding shares of Common Stock as reported on the Issuer’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission (the “SEC”) on August 9, 2018, (ii) 66,806,077 shares of Common Stock issued to Arkoma pursuant to the Contribution Agreement, (iii) 21,765,352 shares of Common Stock issued to Williston pursuant to the Contribution Agreement, (iv) 51,449 shares of Common Stock issuable upon exercise of stock purchase warrants, which are immediately exercisable, and (v) 1,028,672 shares of Common Stock issuable for performance share units expected to be earned and vested upon completion of the transactions contemplated by the Contribution Agreement.

(b)	The information set forth in rows 7 through 10 of the cover pages to this Schedule 13D is incorporated by reference.
(c)

On August 14, 2018, in connection with the closing of the transactions contemplated by the Contribution Agreement, the Issuer issued 66,806,077 and 21,765,352 shares of Common Stock to Arkoma and Williston, respectively.

(d)

No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock subject to this Schedule 13D.

(e)	Not applicable.

CUSIP No. 205768203	SCHEDULE 13D	Page 8 of 12

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Contribution Agreement

See Items 3 and 4 of this Schedule 13D for a description of the Contribution Agreement.  The Contribution Agreement is further described in the Current Report on Form 8-K filed by the Issuer on May 14, 2018, which is incorporated herein by reference.

The foregoing description of the Contribution Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Contribution Agreement, a copy of which is filed as Exhibit 2 hereto and incorporated herein by reference.

Registration Rights Agreement

Pursuant to the Contribution Agreement, the Issuer, Arkoma and Williston entered into a Registration Rights Agreement (the “Registration Rights Agreement”). Under the terms of the Registration Rights Agreement, the Issuer agreed to prepare and file a registration statement with the SEC within 90 days after the closing of the Contribution Agreement for purposes of registering the resale of the Common Stock. The Issuer agreed to use its commercially reasonable efforts to cause this registration statement to be declared effective under the Securities Act of 1933, as amended, within 135 days after the closing of the Contribution Agreement.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, a copy of which is filed as Exhibit 3 hereto and incorporated herein by reference.

Articles of Incorporation

Pursuant to the Contribution Agreement, the Issuer adopted its Second Amended and Restated Articles of Incorporation (the “Restated Articles of Incorporation”) to provide for (1) an increase in the number of authorized shares of the Issuer from 75,000,000 to 155,000,000 shares, (2) the ability of stockholders to act by written consent of a majority of the shares of the Issuer’s Common Stock entitled to vote so long as Arkoma and Williston collectively own a majority of the outstanding shares of Common Stock and (3) to the extent permitted by applicable law, the Issuer’s renouncement of any interest in the business opportunities of Arkoma and Williston, or any of their affiliates, officers, directors, agents, stockholders, members, partners and subsidiaries.

The foregoing description of the Restated Articles of Incorporation does not purport to be complete and is qualified in its entirety by reference to the full text of the Contribution Agreement, a copy of which is filed as Exhibit 4 hereto and incorporated herein by reference.

Amended and Restated Bylaws

See Item 4 of this Schedule 13D for a description of the Bylaws of the Issuer.  Amendment No. 1 to the Amended and Restated Bylaws of the Issuer is further described in the Current Report on Form 8-K filed by the Issuer on August 21, 2018, which is incorporated herein by reference.

The foregoing description of the Bylaws does not purport to be complete and is qualified in its entirety by reference to the full text of the Contribution Agreement, a copy of which is filed as Exhibit 5 hereto and incorporated herein by reference.

Except for the Contribution Agreement, Registration Rights Agreement, Restated Articles of Incorporation and the Bylaws described above, and the other agreements entered into in connection with the Contribution Agreement, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, among the persons named in Item 2 or between such persons and any other person, with respect to any securities of Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

CUSIP No. 205768203	SCHEDULE 13D	Page 9 of 12

Item 7. Material to be Filed as Exhibits

Exhibit Number	Description of Exhibits
1	Joint Filing Agreement, dated as of August 21, 2018.
2	Contribution Agreement, dated May 9, 2018 (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K/A (File No. 001-03262) filed on May 14, 2018).
3

Amendment No. 1 to the Contribution Agreement, dated August 14, 2018 (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K (File No. 001-03262) filed on August 15, 2018).

4	Registration Rights Agreement, dated August 14, 2018 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K (File No. 001-03262) filed on August 15, 2018).
5

Second Amended and Restated Articles of Incorporation of the Issuer, dated August 13, 2018 (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K (File No. 001-03262) filed on August 15, 2018).

6

Amendment No. 1 to the Amended and Restated Bylaws of the Issuer, dated August 17, 2018 (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K (File No. 001-03262) filed on August 21, 2018).

CUSIP No. 205768203	SCHEDULE 13D	Page 10 of 12

Schedule I

Directors of Blue Star Exploration Company

Jerral W. Jones

(see above)

J. Stephen Jones

One Cowboys Way, Frisco Texas 75034

Principal Occupation: Director of Blue Star Exploration Company

Citizenship: USA

Amount Beneficially Owned: 0 shares of Common Stock

Charlotte Jones Anderson

One Cowboys Way, Frisco Texas 75034

Principal Occupation: Director of Blue Star Exploration Company

Citizenship: USA

Amount Beneficially Owned: 0 shares of Common Stock

Jerral W. Jones Jr.

One Cowboys Way, Frisco Texas 75034

Principal Occupation: Director of Blue Star Exploration Company

Citizenship: USA

Amount Beneficially Owned: 0 shares of Common Stock

Officers of Blue Star Exploration Company

Jerral W. Jones

(see above)

J. Stephen Jones

One Cowboys Way, Frisco Texas 75034

Principal Occupation: Vice President

Citizenship: USA

Amount Beneficially Owned: 0 shares of Common Stock

Charlotte Jones Anderson

One Cowboys Way, Frisco Texas 75034

Principal Occupation: Vice President

Citizenship: USA

Amount Beneficially Owned: 0 shares of Common Stock

Jerral W. Jones, Jr.

One Cowboys Way, Frisco Texas 75034

Principal Occupation: Secretary

Citizenship: USA

Amount Beneficially Owned: 0 shares of Common Stock

Jason T. Cohen

One Cowboys Way, Frisco Texas 75034

Principal Occupation: Assistant Secretary

Citizenship: USA

Amount Beneficially Owned: 0 shares of Common Stock

David Frey

One Cowboys Way, Frisco Texas 75034

Principal Occupation: Treasurer

Citizenship: USA

Amount Beneficially Owned: 0 shares of Common Stock

George Mitchell

One Cowboys Way, Frisco Texas 75034

Principal Occupation: Assistant Treasurer

Citizenship: USA

Amount Beneficially Owned: 0 shares of Common Stock

CUSIP No. 205768203	SCHEDULE 13D	Page 11 of 12

Thomas Walker

One Cowboys Way, Frisco Texas 75034

Principal Occupation: Assistant Treasurer

Citizenship: USA

Amount Beneficially Owned: 0 shares of Common Stock

Connie Toevs

One Cowboys Way, Frisco Texas 75034

Principal Occupation: Assistant Treasurer

Citizenship: USA

Amount Beneficially Owned: 0 shares of Common Stock

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 21, 2018	ARKOMA DRILLING, L.P.

	By:	Blue Star Exploration Company, its general partner

	By:	/s/ Thomas L. Walker
Name: Thomas L. Walker
Title: Assistant Treasurer

WILLISTON DRILLING, L.P.

	By:	Blue Star Exploration Company, its general partner

	By:	/s/ Thomas L. Walker
Name: Thomas L. Walker
Title: Assistant Treasurer

BLUE STAR EXPLORATION COMPANY

	By:	Jerral W. Jones
its Sole Shareholder

	By:	/s/ Jerral W. Jones
Jerral W. Jones

	By:	/s/ Jerral W. Jones
Jerral W. Jones

CUSIP No. 205768203	SCHEDULE 13D	Page 12 of 12

JOINT FILING AGREEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein or therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date: August 21, 2018	ARKOMA DRILLING, L.P.

	By:	Blue Star Exploration Company, its general partner

	By:	/s/ Thomas L. Walker
Name: Thomas L. Walker
Title: Assistant Treasurer

WILLISTON DRILLING, L.P.

	By:	Blue Star Exploration Company, its general partner

	By:	/s/ Thomas L. Walker
Name: Thomas L. Walker
Title: Assistant Treasurer

BLUE STAR EXPLORATION COMPANY

	By:	Jerral W. Jones
its Sole Shareholder

	By:	/s/ Jerral W. Jones
Jerral W. Jones

	By:	/s/ Jerral W. Jones
Jerral W. Jones